UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42457

OneConstruction Group Limited

Unit 11, 5/F

Tower 1, Harbour Centre

1 Hok Cheung Street

Hunghum, Kowloon

Hong Kong

+852 2123 8400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Appointment of Director

As previously disclosed by OneConstruction Group Limited (the “Company”) on April 8, 2026 in its Current Report on Form 6-K, on April 8, 2026, Mr. Cheung Kam Cheung, an executive director of OneConstruction Group Limited (the “Company”), notified the Company of his resignation as an executive director of the Board of Directors of the Company (“Board”), effective April 8, 2026.

On July 3, 2026, the Board of the Company passed a resolution to appoint Dr. Michael HE as a director to fill the vacancy resulting from Mr. Cheung’s resignation. Following the appointment, Dr. Michael HE is now a director of the Board.

In connection with Dr. Michael HE’s appointment, the Company has entered into director’s agreement with him, under which he is entitled to receive an annual cash compensation of HK$120,000 (approximately US$15,300).

The following is the biographical information of Dr. Michael HE.

Dr. Michael HE is a serial high-tech start-up co-founder with extensive experience in various technology areas. From 2018 to 2019, he was a co-founder of Galileo Robotics, a company which developed AI based home service robots, where he designed and implemented various AI robot ASR systems, amongst others. Prior to that, from 2014 to 2017, he was a co-founder and Chief Technology Officer of Yeelens Technology, a company that produced video camera and video doorbell products, where he oversaw the development of the entire company as both a technical and business co-founder. Prior to that, Dr. Michael HE founded several other companies and worked as an audio engineer with Sonos, SRS Labs, and Brainmedia.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OneConstruction Group Limited

Date: July 6, 2026	By:	/s/ Ka Chun Gordon Li
	Name:	Ka Chun Gordon Li
	Title:	General Manager

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